CUSIP No. 268613205             13G
Page 2 of  4 Pages


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                            _________

                          SCHEDULE 13G
                         (Rule 13d-102)
         INFORMATION TO BE INCLUDED IN STATEMENTS FILED
        PURSUANT TO RULES 13d-1(b)(c), AND (d) AND 13d-2
            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           ELXSI Corp.
                        (Name of Issuer)

                 Common Shares, $0.001 par value
                 (Title of Class of Securities)

                            268613205
                         (CUSIP Number)

                         March 16, 1999
     (Date of Event Which Requires Filing of this statement)

     This Schedule 13G is being filed pursuant to Rule 13d-1(h) of the Securities Exchange Act of 1934, as amended.


     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      Rule 13d-1(b)
     X Rule 13d-1(c)
      Rule 13d-1(d)
_________________________________________________________________
1.   NAME OF REPORTING PERSON:     Peter R. Kellogg
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
_____          __________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                  (a)
                                                  (b)  x
_________________________________________________________________
3.   SEC USE ONLY
_________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION              USA
_________________________________________________________________
NUMBER OF      5.   SOLE VOTING POWER NUMBER OF SHARES 0* (See
               discussion following item 10)
SHARES
BENEFICIALLY   6.   SHARED VOTING POWER 0 *
OWNED BY       _______________________________________
EACH           7.   SOLE DISPOSITIVE POWER 100,000
REPORTING      __________________________________________________
PERSON WITH    8.   SHARED DISPOSITIVE POWER 630,900
__________________________________________________________

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     730,900
(iv) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES
(iv) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9     16.40%
12.  TYPE OF REPORTING PERSON                               IN
Item 1.
     Item 1(a): Name of Issuer: ELXSI Corp.
     Item 1(b): Address of Issuer's Principal Executive Offices:
               4209 Vineland Road, Suite J-I
               Orlando, FL 32811

Item 2.
     Item 2(a): Name of Person Filing: Peter R. Kellogg

     Item 2(b): Address of Principal Business Office or, if None,
          Residence:  120 Broadway
                      New York, NY 10271

     Item 2c: Citizenship:    U.S.A.
     Item 2(d): Title of Class of Securities: Common Shares,
$0.001 par value

     Item 2(e): CUSIP Number: 268613-20-5

Item 3.   If this statement is filed pursuant to Rules 13d-1(b),
          or 13d-2(b) or (c), check whether the person filing is
          a:
     (iv)  Broker or dealer registered under Section 15 of the
            Exchange Act,
     (b)  Bank as defined in Section 3(a)(6) of the Exchange Act,
     (c)  Insurance company as defined in Section 3(a)(19) of the
           Exchange Act,
     (d)  Investment Company registered under Section 8 of the
           Investment Company Act,
     (e)  An investment adviser in accordance with Rule 13d-
           1(b)(1)(ii)(E),
     (f)  An employee benefit plan or endowment fund in
           accordance with Rule 13d-1(b)(1)(ii)(F),
     (g)  A parent holding Company, or control person in
          accordance with Rule 13d-1(b)(ii)(G),
     (h)  A savings association as defined in Section 3(b) of the
           Federal Deposit Insurance Act.
     (i) A church plan that is excluded from the definition of an investment company under Section 3c(14) of the Investment Company Act.
     (j)  Group, in accordance with Rule 13d-1(b)(ii)(J)
If this statement is filed pursuant to Rule 13d-1c, check this box. X
Item 4.   Ownership:
     (iv) Amount Beneficially Owned: 730,900
     (iv) Percent of Class: 16.40%
     (iv) Number of shares as to which such person has:
          (iv) Sole power to vote or to direct the vote: 0
          (iv) Shared power to vote or direct the vote: 0
          (iv) Sole power to dispose or direct the disposition Of: 100,000
          (iv) Shared power to dispose or to direct the Disposition of:
                 630,900
Item 5.Ownership of Five Percent or Less of a Class. N/A
Item 6.Ownership of More Than Five Percent on Behalf of Another
       Person.   N/A
Item 7.Identification and Classification of the Subsidiary Which
       Acquired the Security Being Reported on By the Parent
       Holding Company. N/A
Item 8.Identification and Classification of Members of the
       Group.    N/A
Item 9. Notice of Dissolution of Group: N/A
Item 10.    Certification.


On or about March 16, 1999, Peter R. Kellogg, on his own behalf and on the behalf of Cynthia Kellogg, IAT Reinsurance, the Peter and Cynthia Kellogg Foundation, and NOM Trust U/W/O James C. Kellogg III (collectively referred to as "Kellogg"), entered into an agreement with Alexander M. Milley ("AMilley") and the Issuer relating to the ownership and voting of securities of the Issuer. This agreement, amongst other things, provides for an irrevocable proxy (the Kellogg Standstill Agreement) for all the shares of Common Stock held by Kellogg. In addition, Kellogg has granted a right of first refusal over any shares of Common Stock or Other Voting Securities owned by them to AMilley. These agreements are described in detail in the Schedule 13D, Amendment 14, filed by Alexander M. Milley and certain Securities and Exchange Commission filings of the Issuer.


By virtue of the Standstill Agreement and Kellogg-AMilley proxy, Kellogg and AMilley (along with the Amendment Statement filers) may be deemed to have formed a Group pursuant to Rule 13d of the Securities Exchange Act of 1934. Therefore, Kellogg 1) disclaims beneficial ownership of any shares of the Issuer owned by AMilley and the Amendment Statement Filers, 2) disclaims membership in any group comprised by AMilley and the Amendment Statement Filers; and 3) disclaims responsibility for the filing of any statement under Section 13 by AMilley and the Amendment Statement Filers.


                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
                                    04/12/99
                                   Date
                                   Peter R. Kellogg
                                   Signature